Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended March 31,
	2007	2006
Earnings:
Income from continuing operations before income taxes	$182.0	$120.7

Adjustments:
Fixed charges	23.6	30.3

Earnings	$205.6	$151.0

Fixed charges:
Interest expense	$14.2	$24.5
Amortization of debt issuance costs	3.7	0.9
Portion of rental expense representative of interest factor (assumed to be 33%)	5.7	4.9

Fixed charges	$23.6	$30.3

Ratio of earnings to fixed charges	8.7x	5.0x

Amount of earnings deficiency for coverage of fixed charges	$-	$-